UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

SATSUMA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number)

Shinji Nitanda

Shin Nippon Biomedical Laboratories, Ltd.

2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan

Telephone: +81-(0)99-294-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80405P107

1	NAME OF REPORTING PERSONS Shin Nippon Biomedical Laboratories, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage calculation is based on 1,000 shares of Common Stock outstanding as of June 8, 2023 ).

CUSIP No. 80405P107

1	NAME OF REPORTING PERSONS SNBL U.S.A., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 80405P107

1	NAME OF REPORTING PERSONS SNBL23 Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 80405P107

1	NAME OF REPORTING PERSONS Ken Takanashi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2021 (the “Schedule 13D”) with respect to shares of common stock, $0.0001 par value per share (“Common Stock”) of Satsuma Pharmaceuticals, Inc., a Delaware corporation (“Satsuma” or the “Issuer”) as amended by Amendment No. 1 as filed with the SEC on April 17, 2023. Shin Nippon Biomedical Laboratories, Ltd. (“Parent”) and SNBL23 Merger Sub, Inc. (the “Purchaser”) are together referred to herein as the “Merger Reporting Persons”, and the Merger Reporting Persons and SNBL U.S.A., Ltd. (“SNBL USA”) are together referred to herein as the “Reporting Persons”. Except as specifically amended and supplemented by this Amendment No. 2, the Schedule 13D remains in full force and effect.

On June 8, 2022, the Merger Reporting Persons and Satsuma Pharmaceuticals, Inc. (“Satsuma”) consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated April 16, 2023, by and among the Merger Reporting Parties and Satsuma (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Purchaser merged with and into Satsuma (the “Merger”), with Satsuma continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, Parent and Purchaser conducted a tender offer (the “Offer”) for any and all of the outstanding shares of Common Stock, other than shares of Common Stock owned by Parent and its affiliates, at a price of $0.91 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes plus one non-transferable contractual contingent value right per share (the “Offer Price”). The Offer expired at midnight eastern time, on June 5, 2023 (the “Expiration Time”). American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer advised SNBL and Purchaser that, as of the Expiration Time, a total of 21,979,704 shares of Common Stock were validly tendered and not validly withdrawn pursuant to the Offer, which represented approximately 66.0618% of the shares of Common Stock outstanding as of the Expiration Time. In addition, notices of guaranteed delivery were delivered for 78,376 shares of Common Stock, representing approximately 0.2356% of the shares of Common Stock outstanding as of the Expiration Time.

As of the Expiration Time, the number of shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition to the Offer and all other conditions to the Offer were satisfied or waived. Promptly after the Expiration Time, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer. As a result of its acceptance of the shares of Common Stock tendered in the Offer (together with the shares of Common Stock owned by SNBL and its wholly owned subsidiaries prior to the commencement of the Offer), Purchaser acquired sufficient shares of Common Stock to complete the Merger without the affirmative vote of the stockholders of Satsuma pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

Item 4. Purpose of Transaction.

Item 4 in Schedule 13D is hereby supplemented as follows:

On June 8, 2023, pursuant to the terms of the Merger Agreement, Purchaser merged with and into Satsuma, with Satsuma continuing as the surviving corporation and a wholly owned subsidiary of SNBL.

Concurrently with the consummation of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, not including any shares of Common Stock (i) owned or held in the treasury of Satsuma, (ii) owned by SNBL and Purchaser or (iii) owned by stockholders who are entitled to appraisal rights under the DGCL and who have complied with all provisions thereof concerning the exercise of such appraisal rights, were automatically converted into the right to receive an amount in cash equal to the Offer Price, subject to reduction for any applicable withholding taxes and without interest.

At the Effective Time, the 1000 shares of common stock, par value $0.001 per share of Purchaser that were issued and outstanding immediately prior to the Effective Time were automatically converted into 1000 shares of common stock, par value $0.01 per share of Satsuma.

Promptly following the Effective Time, Satsuma shall cause the shares of Common Stock to be delisted from the Nasdaq Global Market and deregistered under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in the Securities of the Issuer.

Item 5 in Schedule 13D is hereby supplemented as follows:

(a)-(b) The beneficial ownership percentages described in this Amendment No. 2 are based on a total of 1000 shares of common stock, par value $0.001 per share of Satsuma outstanding as of June 8, 2023.

The information contained on the cover pages to this Amendment No. 2 is incorporated herein by reference. The shares of common stock reported on this Amendment No. 2 are directly held by SNBL. The total issued and outstanding shares of common stock held by SNBL comprises 100% of the issued and outstanding shares of common stock of Satsuma.

Except for the shares of common stock of Satsuma owned by SNBL, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto beneficially owns any other securities of Satsuma.

(c) Except for the Merger Agreement and the transactions described in this Amendment No. 2, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule I hereto, have effected any transactions in the shares of common stock of Satsuma during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 2.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 in the Schedule 13D is hereby supplemented as follows:

The information set forth under Item 3, Item 4 and Item 5 and the agreements set forth on the Exhibits attached hereto are incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 20	Form of Press Release (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO/A No. 2 filed by SNBL and Purchaser with the SEC on June 8, 2023).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2023

/s/ Ken Takanashi
Ken Takanashi

Shin Nippon Biomedical Laboratories, Ltd.

By:	/s/ Ken Takanashi
	Name:	Ken Takanashi
	Title:	Senior Executive Vice President

SNBL USA, Ltd.

By:	/s/ Ken Takanashi
	Name:	Ken Takanashi
	Title:	Director, President

SNBL23 Merger Sub, Inc.

By:	/s/ Shinji Nitanda
	Name:	Shinji Nitanda
	Title:	Secretary

SCHEDULE I

The following information is set forth below with respect to each executive officer and director of the Purchaser: name, business address, position with the Purchaser and present principal occupation or employment and, for persons not employed by the Purchaser, the name, principal business and address of any corporation or other organization in which such employment is conducted.

Name	Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Directors

Ryoichi Nagata	(1)	Director	Representative Chairman, CEO and President	Japan

Ken Takanashi	(2)	Director	Senior Executive Vice President	Japan

Shuichi Kanazashi	(2)	Director	CMO, Managing Executive Officer, and TR Company President	Japan

Shunji Haruta	(1)	Director	Officer, TR Company Vice President Head of TR Business Division	Japan

Akihisa Mori	(2)	Director	Director of SNLD, Ltd.	Japan

Executive Officers

Ryoichi Nagata	(1)	President	Representative Chairman, CEO and President	Japan

Shinji Nitanda	(1)	Secretary	Senior Vice President	Japan

(1)	2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan.
(2)	St. Luke’s Tower 28F 8-1 Akashi-cho, Chuo-ku, Tokyo 104-0044, Japan